EXHIBIT 99.69

January 28, 2011	News Release 11-04

Pretivm Expands Management Team

Vancouver, British Columbia (January 28, 2011) – Pretium Resources Inc. (TSX: PVG) (“Pretivm”) is pleased to announce the appointment of key members of the management team as it advances the wholly-owned Snowfield and Brucejack Projects in northern British Columbia.

Kenneth C. McNaughton has been appointed Vice President and Chief Exploration Officer.  Mr. McNaughton was most recently Senior Vice President, Exploration for Silver Standard Resources Inc.  He had been responsible for developing and leading all exploration programs since 1991, and played a major role in the growth of Silver Standard.  Mr. McNaughton holds a Bachelor of Applied Science degree and a Master of Applied Science degree in geological engineering from the University of Windsor and is a registered professional engineer.

Joseph J. Ovsenek has been appointed Vice President and Chief Development Officer.  Mr. Ovsenek was most recently Senior Vice President, Corporate Development for Silver Standard, where his responsibilities included strategic development, as well as negotiating and structuring financings and transactions. Mr Ovsenek initially joined Silver Standard in 1996, and also played a major role in Silver Standard’s growth. Mr. Ovsenek holds a Bachelor of Law degree from the University of Toronto. He is a registered professional engineer, and holds a Bachelor of Applied Science degree from the University of British Columbia.

Kenneth J. Konkin has been appointed Project Manager, Snowfield and Brucejack Projects.  Mr. Konkin managed Silver Standard’s exploration programs at the Snowfield and Brucejack Projects since exploration started in 2006, and was instrumental in their success. He started working with Silver Standard in 1993, and has 30 years of exploration experience in the region.  He is a registered professional geologist, and holds a Bachelor of Science degree from the University of British Columbia.

About Pretivm
Pretivm is a start-up company that intends to acquire, explore and develop gold and precious metals resource properties, initially in the Americas. Pretivm has 100% interest in the Snowfield and Brucejack Projects in northern British Columbia; combined they represent one of the largest underdeveloped gold resources in North America. Pretivm's near term objectives are to focus on the high-grade gold opportunity at Brucejack, to advance the Projects to pre-feasibility and to explore for and acquire other precious metal resource properties.

For further information, please contact:

Pretium Resources Inc.
570 Granville Street, Suite 1600
Vancouver, BC  V6C 3P1

Robert Quartermain, President
Tel: 604.558.1784
Fax: 604.558.4784
Investor Relations
604.637.6823
invest@pretivm.com

www.pretivm.com
(SEDAR filings: Pretium Resources Inc.)

Forward Looking Statement: This Press Release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information may include, but is not limited to, information with respect to our plans, costs and timing for future exploration (including updated resource estimates) and development activities, results of future exploration, timing and receipt of approvals, consents and permits under applicable legislation, production and developments in our operations in future periods and adequacy of financial resources.  Wherever possible, words such as "plans", "expects" or "does not expect", "budget", "scheduled", "estimates", "forecasts", "anticipate" or "does not anticipate", "believe", "intend" and similar expressions or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, have been used to identify forward-looking information.

Statements concerning mineral resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential" or variations thereof, or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation, those risks identified in Pretivm's final prospectus (Pretium Resources Inc.) filed on SEDAR at www.sedar.com. Forward-looking information is based on the expectations and opinions of Pretivm's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise. We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking information.

The TSX has neither approved nor disapproved of the information contained herein.